Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

ZHENGYE BIOTECHNOLOGY HOLDING LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 24, 2026

The undersigned shareholder of Zhengye Biotechnology Holding Limited, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders of the Company (the “Meeting”) and the Proxy Statement, each dated February 27, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on March 24, 2026 at 8:00 a.m. ET, at No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone Jilin City, Jilin Province, China, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/ZYBT2026, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the following proposals:

1.      The Election of Two Director Candidates

2.      The Re-election of Certain Current Directors

3.      The Share Reclassification

4.      The Share Consolidation

5.      The Adoption of the New Memorandum and Articles of Association of the Company

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this
proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly
using the enclosed envelope.

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:

It is resolved as an ordinary resolution:

(i)     that Qiyi Hu be elected as an independent director of the Company to hold office in accordance with the existing memorandum and articles of association of the Company (the “Existing M&A”); and

(ii)   that Guohan Li be elected as an independent director of the Company to hold office in accordance with the Existing M&A.

	☐	☐	☐
PROPOSAL NO. 2:

It is resolved as an ordinary resolution, as recommended by the board of directors of the Company:

(i)    that Zhenfa Han be re-elected as a director of the Company to hold office in accordance with the Existing M&A;

(ii)   that Wenhua Sun be re-elected as a director of the Company to hold office in accordance with the Existing M&A; and

(iii)   that Ping Jiang be re-elected as an independent director of the Company to hold office in accordance with the Existing M&A.

	☐	☐	☐
PROPOSAL NO. 3:

It is resolved as an ordinary resolution that, all of the issued and unissued ordinary shares of a par value of US$0.000025 each in the capital of the Company be re-designated and reclassified in the following manner (the “Share Reclassification”):

(i)     that 40,000,000 issued ordinary shares of a par value of US$0.000025 each held by Securingium Holding Limited be re-designated and reclassified as 40,000,000 Class B ordinary shares of a par value of US$0.000025 each;

(ii)    that each remaining issued ordinary share of a par value of US$0.000025 each be re-designated and reclassified as one issued Class A ordinary share of a par value of US$0.000025 each;

(iii)    that 60,000,000 authorized but unissued ordinary share of a par value of US$0.000025 each be re-designated and reclassified as 60,000,000 authorized but unissued Class B ordinary shares of a par value of US$0.000025 each;

	☐	☐	☐

(iv)   that each remaining authorized but unissued ordinary share of a par value of US$0.000025 each be re-designated and reclassified as one authorized but unissued Class A ordinary share of a par value of US$0.000025 each; and

(v)    that, as a consequence of the Share Reclassification, the authorized share capital of the Company be altered:

FROM US$50,000 divided into 2,000,000,000 ordinary shares of a nominal or par value of US$0.000025 each,

TO US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, comprising (1) 1,900,000,000 Class A ordinary shares of a par value of US$0.000025 each and (2) 100,000,000 Class B ordinary shares of a par value of US$0.000025 each.

PROPOSAL NO. 4:

It is resolved as an ordinary resolution that, the board of directors of the Company be authorized and delegated to, by resolution of directors, consolidate all of issued and unissued ordinary shares of a par value of US$0.000025 each in the capital of the Company (as may be re-designated and re-classified as Class A ordinary shares or Class B ordinary shares following Proposal No. 3 being approved by shareholders) into ordinary shares of a par value of US$0.0005 each at a ratio of twenty (20)-for-one (1) (the “Share Consolidation”) whereby each 20 issued ordinary shares of a par value of US$0.000025 each (as may be re-designated and re-classified as Class A ordinary shares or Class B ordinary shares following Proposal No. 3 being approved by shareholders) be consolidated into one issued ordinary share of a par value of US$0.0005 each and each 20 authorized but unissued ordinary shares of a par value of US$0.000025 each (as may be re-designated and re-classified as Class A ordinary shares or Class B ordinary shares following Proposal No. 3 being approved by shareholders) be consolidated into one authorized but unissued ordinary share of a par value of US$0.0005 each, having the rights and subject to the restrictions set out in the new memorandum and articles of association of the Company, a copy of which is annexed hereto (the “New M&A”) and, by resolution of directors, determine the qualifications, limitations and restrictions of the Share Consolidation in its sole discretion, such that, following such Share Consolidation, the authorized share capital of the Company will be altered:

FROM US$50,000 divided into 2,000,000,000 ordinary shares of a par value of US$0.000025 each, comprising (i) 1,900,000,000 Class A ordinary shares of a par value of US$0.000025 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.000025 each,

	☐	☐	☐

TO US$50,000 divided into 100,000,000 ordinary shares of a par value of US$0.0005 each, comprising (i) 95,000,000 Class A ordinary shares of a par value of US$0.0005 each and (ii) 5,000,000 Class B ordinary shares of a par value of US$0.0005 each.

PROPOSAL NO. 5:	It is resolved as a special resolution that the New M&A be adopted in substitution for and to the exclusion of the Existing M&A.	☐	☐	☐

This proxy card must be signed by the person registered in the register of members at the close of business on February 12, 2026, ET. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: